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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2006

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F         X        Form 40-F
                                     -----                 ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes                  No            X
                                -----                  ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes                  No            X
                                -----                  ------

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                  No            X
                                -----                  ------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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           RESOLUTIONS APRROVED BY THE GENERAL SHAREHOLDERS' MEETING,
                           HELD ON FEBRUARY 25, 2006

















                                                       MADRID, FEBRUARY 25, 2006

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FIRST. Examination and approval, as the case may be, of the annual accounts
(balance sheet, income statement and annual report) and of the management report of the Company and its consolidated group, for the fiscal year ending December 31, 2005, as well as of the corporate management during said fiscal year.


"To approve the annual accounts (balance sheet, income statement and annual report) of the Company and its consolidated group for the fiscal year ending December 31, 2005, as well as the corporate management for the said fiscal year."


SECOND. Application of fiscal year earnings and dividend distribution.

"To approve the application of the fiscal year earnings and dividend distribution proposed by the Board of Directors, in such a manner that the profit for fiscal year 2005, amounting to 2,976,834,460.45 euros, together with the retained earnings from fiscal year 2004, amounting to 212,964,366.22 euros, and which add up to a total of 3,189,798,826.67 euros, is distributed as follows:

                                                                      Euros
                                                                ----------------
  To dividend (Maximum amount to be distributed pertaining to
  2.40 euros/share for all 1,058,752,117 shares)                2,541,005,080.80


  To retained earnings ....................................       648,793,745.87
                                                                ----------------

  TOTAL ...................................................     3,189,798,826.67
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It is expressly resolved to pay the shares entitled to dividends, the gross sum of 2.40 euros per share. The dividend payment shall be made as from July 3, 2006, through the banks and financial institutions to be announced at the appropriate time, deducting from the amount thereof the gross sum of 0.3050 euros per share, paid as an interim dividend on January 2, 2006 by virtue of a resolution of the Board of Directors dated November 15, 2005."


THIRD. Appointment of Auditors for the Company and its Consolidated Group.

"To appoint as auditors for fiscal year 2006 the present external auditor Deloitte S.L., for both ENDESA, S.A. as well as for its Consolidated Group.

To contract with the said company the external audit of the accounts of ENDESA, S.A. and of its Consolidated Group, for fiscal year 2006, delegating to the Board of Directors, in the broadest terms, the determination of the further conditions of this contracting."

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FOURTH. Authorization for the Company and its subsidiaries to be able to acquire treasury stock in accordance with the provisions of article 75 and additional provision one of the Spanish Corporations Law ("Ley de Sociedades Anonimas").

I.- To revoke and make void, as to the unused portion, the authorization for the derivative acquisition of treasury stock, granted by the Annual General Shareholders' Meeting held on May 27, 2005.

II.- To once again authorize the derivative acquisition of treasury stock, as well as the pre-emptive rights of first refusal in respect thereto, in accordance with article 75 of the Spanish Corporations Law ("Ley de Sociedades Anonimas"), under the following conditions:

a) Acquisitions may be made through any means legally accepted, either directly by ENDESA, S.A. itself, by the Companies of its group, or by an intermediary person, up to the maximum figure permitted by Law.

b) Acquisitions shall be made at a minimum price per share of the par value and a maximum equal to their trading value plus an additional 5%.

c) The duration of this authorization shall be 18 months.

III.- Such acquisitions may only be made once the result of the public takeover bid by Gas Natural, SDG, S.A. for Endesa's shares is published, or, as the case may be, when the takeover bid is rendered ineffective for any cause (or any other competing bid that may be tendered), all in conformity with the applicable securities laws and regulations.


FIFTH. Authorization to the Board of Directors for the execution, implementation and correction, as the case may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for processing the said resolutions as a public instrument.


"1. To delegate to the Company's Board of Directors the broadest authorities to adopt such resolutions as may be necessary or appropriate for the execution, implementation, effectiveness and successful conclusion of the General Meeting resolutions and, in particular, for the following acts, without limitation:

       (i) clarify, specify and complete the resolutions of this General Meeting and resolve such doubts or aspects as are presented, remedying and completing such defects or omissions as may prevent or impair the effectiveness or registration of the pertinent resolutions;
       (ii) execute such public and/or private documents and carry out such acts, legal businesses, contracts, declarations and transactions as may be necessary or appropriate for the execution and implementation of the resolutions adopted at this General Meeting; and

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       (iii)  delegate, in turn, to the Executive Committee or to one or more directors, who may act severally and indistinctly, the powers conferred in the preceding paragraphs.

2. To empower the Chairman of the Board of Directors, Mr. Manuel Pizarro Moreno, the Chief Executive Officer (CEO) Mr. Rafael Miranda Robredo and the Secretary of the Board of Directors and Secretary General Mr. Salvador Montejo Velilla, in order that, any of them, indistinctly, may:

       (i) carry out such acts, legal businesses, contracts and transactions as may be appropriate in order to register the preceding resolutions with the Mercantile Registry, including, in particular, inter alia, the powers to appear before a Notary Public in order to execute the public deeds or notarial records which are necessary or appropriate for such purpose, to publish the pertinent legal notices and formalize any other public or private documents which may be necessary or appropriate for the registration of such resolutions, with the express power to remedy them, without altering their nature, scope or meaning; and
      (ii) appear before the competent administrative authorities, in particular, the Ministries of Economy and Finance and Industry, Tourism and Commerce, as well as before other authorities, administrations and institutions, especially the Spanish Securities Market Commission ("Comision Nacional del Mercado de Valores"), the Securities Exchange Governing Companies and any other which may be competent in relation to any of the resolutions adopted, in order to carry out the necessary formalities and actions for the most complete implementation and effectiveness thereof."

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: February 27th, 2006    By: /s/ Alvaro Perez de Lema
                                 --------------------------
                              Name: Alvaro Perez de Lema
                              Title: Manager of North America Investor Relations